Notice of Exempt Solicitation

Name of Registrant: Meta Platforms, Inc.

Name of Person Relying on Exemption: Mercy Investment Services, Inc.
Address of Person Relying on Exemption: 2039 N Geyer Rd, Frontenac, MO 63131

April 13, 2022

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted

Shareholder Proposal for a Human Rights Impact Assessment

Submitted at Meta Platforms, Inc.

We are writing to urge Meta Platforms, Inc. (“Meta” or the “Company”) shareholders to VOTE FOR PROPOSAL 10 (Shareholder Proposal Regarding Human Rights Impact Assessment) on the Company’s 2022 proxy.

The Shareholder Proposal:

Shareholders direct the board of directors of Meta Platforms, Inc. (formerly known as Facebook, Inc) to publish an independent third-party Human Rights Impact Assessment (HRIA), examining the actual and potential human rights impacts of Facebook’s targeted advertising policies and practices throughout its business operations. This HRIA should be conducted at reasonable cost; omit proprietary and confidential information, as well as information relevant to litigation or enforcement actions; and be published on the company’s website by June 1, 2023.

Introduction:

Meta’s business model relies almost entirely on ads, with 98% of the Company’s global revenue in 2020 (before it changed its name from Facebook to Meta) generated from advertising. Meta’s ad revenue stood at over $115 billion in 2021, a new record for the company and a significant increase from previous years1.

Algorithmic systems are deployed to enable the delivery of targeted advertisements. These systems rely on the harvesting of vast quantities of personal data and algorithmic inferences, which can result in discrimination, the amplification of harmful content, and the manipulation of public debate and the democratic process by malicious state and non-state actors2. Algorithms determine the ads that users see3, which enables the exploitation of individuals’ vulnerabilities, perpetuating existing and systemic discrimination4 and marginalization, and can lead to the exclusion of certain groups of people, such as women and older people when it comes to job ads5. Data used to enable the targeting of such ads include the personal and behavioral data of Facebook users, which further increases the risk of user privacy violations deliberately or inadvertently committed by Meta. In 2019, the U.S. Federal Trade Commissioned imposed a $5 billion fine on Meta (then Facebook) for such privacy violations.

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1 https://www.statista.com/statistics/271258/facebooks-advertising-revenue-worldwide/

2 https://cyberdefensereview.army.mil/Portals/6/Documents/2021_winter_cdr/04_CDR_V6N1_Dawson.pdf

3 https://en.panoptykon.org/algorithms-of-trauma

4 https://www.nytimes.com/2019/03/28/us/politics/facebook-housing-discrimination.html

5 https://www.globalwitness.org/en/campaigns/digital-threats/how-facebooks-ad-targeting-may-be-in-breach-of-uk-equality-and-data-protection-laws/

Given the paramount importance of targeted ads to Meta’s business, in addition to the well documented human rights risks, a HRIA is necessary for stakeholders to understand the risks associated with Meta’s business. Meta endorses the UN Guiding Principles on Business and Human Rights (UNGPs) - the authoritative global standard on the role of businesses in ensuring respect for human rights in their own operations and through their business relationships. The UNGPs explicitly state that companies must conduct human rights due diligence on their products and services, particularly if the scale and scope of the impacts are likely to be large. HRIAs provide the best available evidence that such impacts are subject to structured and ongoing reviews. Such an approach should certainly be applied to the company’s single source of revenue.

Regulatory, legal, and financial risks are growing:

There is growing global consensus among civil society experts, academics, and policymakers that targeted advertising can lead to the erosion of human rights. Proponents and allies have compiled a list of bills in the 117th U.S. Congress that deal with algorithmic accountability and targeted advertising:

1.	S. 3605 - The Nudging Users to Drive Good Experiences on Social Media (Social Media NUDGE) Act
2.	H.R. 5596 - Justice Against Malicious Algorithms Act
3.	S. 3572 / H.R. 6580 - Algorithmic Accountability Act of 2022
4.	S. 2024 / H.R. 5951 - Filter Bubble Transparency Act
5.	S. 3029 / H.R. 2154 - Protecting Americans from Dangerous Algorithms Act
6.	S. 2918 / H.R. 5439 - Kids Internet Design and Safety Act
7.	S. 1896 / H.R. 3611 - Algorithmic Justice and Online Platform Transparency Act
8.	S. 3663 - Kids Online Safety Act
9.	H.R. 6796 - Digital Services Oversight and Safety Act of 2022
10.	S. 3520 / H.R. 6416 - Banning Surveillance Advertising Act
11.	H.R. 3451 - Social Media DATA Act

The Banning Surveillance Advertising Act alone would prevent ad platforms, including Facebook and Instagram, from targeting individuals based on some forms of personal information and behavioral data outright - putting the very business model of the company in peril.

Additionally, we provide a list of relevant E.U. legislation currently debated or expected soon:

1.	Digital Services Act
2.	Digital Markets Act
3.	AI Act
4.	Political Ads Regulation
5.	ePrivacy Regulation
6.	Platform Workers Directive
7.	Regulation on child sexual abuse material

Note these lists don’t include U.S. agency-level regulations or other global guidelines and principles – all of which can impact Meta’s ability to do business. Meta itself threatened to pull out of the E.U. entirely if the transatlantic data transfer pact, which had allowed E.U. data to be sent to the U.S., wasn’t replaced6.

Legal risk is also apparent. In the past few years Meta has been sued by the National Fair Housing Alliance, the ACLU, the Communications Workers of America, the U.S. Department of Housing and Urban Development, and others specifically for the systems that run their targeted advertisements. Meta is also facing a long-standing lawsuit alleging that it deceived advertisers by overstating the “potential reach” of its ads and charging inflated premiums for ad placements7, as well as separate legal action on the company’s purported collusion with fellow advertising giant Google on dividing up the ad market8.

While correlation is not causation, there is no debating the fact that as of April 2022 Meta’s stock price has been down more than 20% over the past year, underperforming the market. A HRIA could help calm investor fears as well as potentially uncover and mitigate risks before they develop into full blown problems.

The statement in opposition is insufficient:

While Meta has made progress in the last two years on integrating human rights into its business, it has never examined targeted advertising and its impact. The Company’s assertion that it is going to conduct a “salient risk assessment” is welcome news. But given the importance of targeted advertising, identifying it as a salient risk should be obvious. Furthermore, Meta’s recommendation that shareholders vote against this proposal sends a clear message that it does not intend to include or disclose a robust and human rights focused assessment of the systems that govern targeted ads. If it did, why not recommend a for vote?

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6 https://time.com/6146178/meta-facebook-eu-withdraw-data/

7 https://www.cnn.com/2022/03/30/tech/facebook-advertisers-class-action/index.html

8 https://www.theguardian.com/technology/2022/jan/14/facebook-google-lawsuit-advertising-deal

On paper, Meta appears to embrace the value of HRIAs as tools that protect its users and improve the quality of the Company’s services. In the last three years, third parties commissioned by Meta have released abbreviated human rights assessments of major undertakings such as the Oversight Board9 and Meta’s plans to expand end-to-end encryption to more products10. Previous assessments covered Meta’s operations in Myanmar, Cambodia, Sri Lanka, and Indonesia11. In describing these assessments, the Company stated:

We’re committed to understanding the role our platforms play offline and how Facebook’s products and policies can evolve to create better outcomes. Engaging independent experts and evaluating our work through the lens of global human rights principles is key to achieving this goal.

That is a laudable commitment, but one that rings hollow when Meta doesn’t examine the core of its business. If Meta deemed the topics of the existing assessments important enough to warrant comprehensive reports, then we believe its targeted advertising system easily meets the threshold of priority that should trigger a similar evaluation.

The Company’s current approach isn’t working:

Targeted ads have been the subject of much controversy. Just last year, Frances Haugen revealed that Meta had long known that targeted ads are detrimental to mental health, body image, and political polarization12. Meta now faces a lawsuit from investors for allegedly violating federal securities laws by presenting inaccurate statements about the harm its products, funded through targeted advertisements, can cause13.

Even now, Meta continues to mislead the public on its use of targeted ads. In July 2021, the Company stated that “we’ll only allow advertisers to target ads to people under 18 (or older in certain countries) based on their age, gender and location”. However, it was discovered that, outside of stated parameters, Meta is still using the vast amount of data it collects about young people to determine which children are most likely to be vulnerable to a given ad, opening them to allegations of human rights violations14. Additionally, Meta does not publish data on alleged violations of the policies they do have, making it impossible to know if they are effective15.

Meta seems to show signs of understanding that there are real risks associated with microtargeting. In November 2021, the Company announced that advertisers would no longer be able to use four existing targeting parameters16. This is on top of the decision earlier that year to disallow the targeting of anyone under the age of 1817. With these moves, Meta is reacting to bad press and specific occurrences by nibbling around the edges of a problem instead of looking at the root cause– the overarching systems that govern targeted ads. Meta’s reactive approach creates unacceptable volatility that has shareholders and other stakeholders on edge waiting for the next ad-driven scandal. True public accountability requires nothing short of a thorough impact assessment.

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9 https://www.bsr.org/en/our-insights/blog-view/a-human-rights-review-of-the-facebook-oversight-board

10 https://about.fb.com/news/2022/04/expanding-end-to-end-encryption-protects-fundamental-human-rights/

11 https://about.fb.com/news/2020/05/human-rights-work-in-asia/

12 https://www.washingtonpost.com/technology/2021/10/03/facebook-whistleblower-frances-haugen-revealed/

13 https://www.cnbc.com/2021/11/15/ohio-ag-accuses-facebook-of-securities-fraud-for-misleading-investors.html

14 https://techcrunch.com/2021/11/16/facebook-accused-of-still-targeting-teens-with-ads/

15 https://rankingdigitalrights.org/index2020/companies/Facebook

16 https://www.facebook.com/business/news/removing-certain-ad-targeting-options-and-expanding-our-ad-controls

17 https://www.reuters.com/technology/facebook-will-restrict-ad-targeting-under-18s-2021-07-27/

Just a few weeks ago, more evidence emerged to suggest that Meta does not have this problem under control. In March 2022, a bipartisan group of lawmakers sent a letter to the company demanding an explanation about how state-controlled China Global Television Network had been able to place ads on Facebook featuring newscasts pushing pro-Russia talking points about the ongoing attacks on Ukraine18. Without a thorough HRIA, we are concerned that advertisers misusing Meta’s system, Meta failing to filter infringing content, and the Company over-collecting personal user data will remain mainstays of the news cycle.

Conclusion:

Meta Platforms, Inc has one of the largest footprints of any entity in the world. It has:

•	a market cap in June of 2021 that was larger than the GDP of countries like Sweden, Switzerland, and Saudi Arabia[19].
•	as of March 2022, more than 3.6 billion active monthly users[20].
•	cash and cash equivalents and marketable securities worth $48.0 billion as of December 31, 2021.

The assessment we are asking for would likely use less than 0.01% of Meta’s cash on hand - equivalent to a rounding error.

This nearly unmatched reach and influence requires an equally unmatched commitment to preserving and respecting human rights across all parts the business model. That business model relies on a single source of revenue – advertising. Targeted advertising, given concerns around the fairness, accountability, and transparency of the underlying algorithmic systems, has been heavily scrutinized for its adverse impacts on human rights, and is targeted for significant regulation. This is a material risk to investors. A robust HRIA will enable Meta to better identify, address, mitigate and prevent such adverse human rights impacts that expose the Company to regulatory, legal, and financial risks.

For these reasons, we ask you to vote FOR proposal #10.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted

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18 https://www.axios.com/lawmakers-press-meta-china-ad-policy-cfb33f04-afbf-4b1e-af51-36bbd0b00daa.html

19 https://www.visualcapitalist.com/the-tech-giants-worth-compared-economies-countries/

20 https://earthweb.com/meta-statistics